Credence Systems Corporation

1421 California Circle

Milpitas, California 95035

April 27, 2006

Gary Todd

Reviewing Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Mail Stop 6010

Washington, DC 20549-6010

Re:  Credence Systems Corporation (the “Company” or “Credence”)

File No. 000-22366

Form 10-K for the fiscal year ended October 31, 2005

Form 8-K dated March 2, 2006

Dear Mr. Todd:

Reference is made to the attached comment letter dated March 28, 2006 received from the Staff of the Commission (the “Letter”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended October 31, 2005 filed January 17, 2006 and the Form 8-K dated March 2, 2006. For your convenience each of your questions has been included in italics and precedes each of the Company’s responses.

Form 10-K for fiscal year ended October 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Page 37

Results of Operations, Page 43

Gross Margin, Pages 44 and 46

1.	We see that the MD&A presents a non-GAAP measure of gross margin excluding special charges as a percentage of net sales. However, you do not label this measure as non-GAAP nor do you include all of the disclosures required by S-K Item 10(e)(1)(i) and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In addition, while there is no per se prohibition against removing a recurring

Mr. Gary Todd

April 27, 2006

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item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Accordingly, in future filings, please either remove the non-GAAP measure from your MD&A or provide us an analysis demonstrating that the non-GAAP measure is appropriate under S-K Item 10(e). If you can support that the non-GAAP measure is appropriate, future filings should provide all of the disclosures required by S-K Item 10(e) and Question 8 of the FAQ; and your response should provide us a sample of your proposed future disclosure.

During the period commencing November 1, 2000 to October 31, 2005, Credence either acquired the stock or substantially all of the assets of six other companies. As a result of these acquisitions, Credence engaged in various restructuring and integration activities during its 2001 through 2005 fiscal years. The necessity to undertake these activities was exacerbated by the effects of an economic downturn that affected the semiconductor capital equipment industry from 2001 through 2003. Credence’s management used certain non-GAAP information, including “gross margin excluding special charges as a percentage of net sales,” when evaluating and managing the business and therefore concluded that providing such information to the Company’s shareholders also enhanced their understanding of how management evaluated the Company’s operating performance. In particular, the Company believed that disclosing the break out of charges related to the consolidation of product lines and facilities and the write-off of inventory provided a better representation of our core operating performance during those periods.

Notwithstanding the foregoing, the Company respectfully advises the Staff that we will discontinue the practice of providing such non-GAAP measures in its future filings. We will only include such non-GAAP measures if permitted under S-K Item 10(e) and Question 8 of the FAQ, and only with all of the disclosures and reconciliations required by S-K Item 10(e) and Question 8 of the FAQ.

2.	As a related matter, under S-K Item (10)(e)(1)(ii)(B) you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when it is reasonably likely that you may incur a similar gain or loss within two years or where you actually incurred a similar gain or loss within the prior two years. With respect to the disclosure of gross margin excluding special charges, please describe your consideration of that guidance.

We respectfully advise the Staff, as noted in the Company’s response to comment 1, that the Company’s disclosure of “gross margin excluding special charges as a percentage of net sales” was intended to provide shareholders greater visibility regarding management’s view of the Company’s operating performance during the period in which the Company undertook a series of restructuring and integration activities. Our belief was that the operating performance of the core business may have been obscured by charges arising from or relating to the acquisitions and subsequent integration activities. The Company’s intention was not to

Mr. Gary Todd

April 27, 2006

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eliminate or smooth non-recurring, infrequent or unusual items. In addition, the Company included a specific explanation of the nature of, and reasoning behind, the write downs comprising the special charges in an effort to assist investors in better understanding the Company’s financial results. Notwithstanding the foregoing, as noted in our response to Comment 1, the Company respectfully advises the Staff that it will discontinue the use of this non-GAAP disclosure in its future filings unless they meet the requirements of S-K Item (10)(e)(1)(ii)(B).

Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, Page 61

Revenue Recognition, Page 62

3.	We see from page 65 that you offer trade-in rights to your customers. In addition, we see from the disclosure on page 26 in your Form 10-Q for the period ended January 31, 2006 that you sell refurbished inventory. Please tell us how you account for trade-in rights granted to customers and how these rights impact revenue recognition. In addition, please tell us about accounting policies for refurbished inventory. Show us that your practices are appropriate.

Trade-in Rights

It is the Company’s general practice not to offer trade-in rights to its customers. The referenced transaction, which contains the Company’s only outstanding trade-in right, was entered into by NPTest in 2003 prior to NPTest being acquired by Credence in May 2004. The Company respectfully advises the Staff that the Company accounts for this arrangement under FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, since the established trade-in right qualifies as a guarantee under this interpretation. In accordance with FIN 45, a liability should be recorded based on estimated fair value when a guarantee is issued as part of a multiple-element arrangement.

NPTest signed an agreement that granted the customer the right to trade-in two earlier generation test systems in the future, with an established trade-in price. At the time of the NPTest acquisition in May 2004, the fair value of the trade-in right was estimated to be zero. This customer began to purchase the new generation of test systems and instruments in fiscal 2005 and therefore the value associated with the customer trade-in right increased. The change in value of the trade-in right reflects new business circumstances driven by sales of the new generation of product and not a refinement of value of the acquired liability based on the conditions that existed as of the acquisition date. As such, during fiscal 2005 the Company recorded the current estimate of the total fair value of the trade-in right (approximately $1.6 million) as a reduction of revenue.

Mr. Gary Todd

April 27, 2006

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The Company will recognize as revenue the $1.6 million of previously deferred revenue when the Company ships additional new product for which the customer will have exercised its trade-in right.

Refurbished Inventory

The Company respectfully advises the Staff that many of its semiconductor and semiconductor test customers often use semiconductor test capital equipment platforms for periods of ten or more years depending on the underlying semiconductor devices they are required to test. The start-up costs associated with initializing a new platform can be significant and as a result, customers may seek to continue to use the same platform often after it is no longer manufactured. Generally, after the Company has ceased manufacturing a certain test system platform, customers sometimes require additional capacity or a replacement tester and therefore purchase refurbished testers.

When the Company receives a request for a refurbished system, the Company seeks to purchase a system on the open used tester market generally through equipment brokers or from customers who have expressed an interest in selling some of their older testers. The Company does not offer future trade-in rights, except for the situation noted above. These purchases are not a result of a trade-in right from a previous sales arrangement. The Company has accounted for such systems as inventory, in accordance with ARB 43, valuing such systems based on the equipment’s purchase cost plus any internal costs incurred to refurbish it. The Company also evaluates the carrying cost of the refurbished units for potential exposure to lower of cost or market adjustment and records an adjustment as required.

Revenue associated with the sale of refurbished equipment is recognized in accordance with the Company’s revenue recognition policies. Total revenue associated with the refurbishment activities were approximately $4.3 million and $2.0 million in fiscal year 2005 and through the first quarter of fiscal 2006, respectively.

Inventories, Page 67

4.	We note that you consign inventory to internal and external customers primarily for the purpose of customer demonstration. With respect to consigned inventory, please respond to the following:

•	Describe in detail the nature of your consignment inventory, including how and why the inventory is placed with a customer and whether you ever sell the consigned inventory to customers. Please also explain your accounting for the consignment and eventual sale of the inventory.

Mr. Gary Todd

April 27, 2006

Page Five

The Company consigns test systems for the following purposes: i) to allow customers to evaluate the functionality of our systems; and ii) to enable our sales engineers to accelerate the development of application and test programs that demonstrate the equipment’s capability. Both of these activities are intended to create additional demand for the Company’s test equipment. Customers are under no obligation to purchase evaluation units. As of January 31, 2006 the total gross value of our consignment asset was $39.1 million of which $26.1 million was held by external customers with the remaining $13.0 million held by Credence for its internal use. Although they are under no obligation to do so, from time-to-time, customers may purchase evaluation units (as opposed to purchasing a newly manufactured unit). For example, during fiscal year 2005, approximately 8% of the inventory consigned on a unit basis was sold to customers, with cost of goods sold of $2.5 million. Year-to-date through January 31, 2006 we sold consignments to customers with cost of goods sold of $285,000.

The Company’s accounting for consignments is guided by the ARB 43 discussions we have listed below. Consignments are converted to long-term assets from inventory, at cost, when the assets are shipped to external customers or internal sales/marketing groups. As a long-term asset, the Company generally depreciates consignments over a thirty-six month period. At the end of the service period, consigned product is scrapped, or if there is demand for the product, transferred to inventory (for current products) or the refurbishment pool (for discontinued products). If the consigned product is sold to a customer, the Company records the sale as revenue and the net book value along with the cost to refurbish and update the tester is charged to cost of goods sold.

•	Tell us why it is appropriate to classify products on consignment as other assets rather than inventory in the consolidated balance sheet.

ARB Chapter 3, paragraph 4 discusses the term current assets and provides inventory as an example of a current asset that would reasonably be expected to be realized in cash or sold or consumed in the normal operation cycle of the business. The Company respectfully advises the Staff that the Company’s consignments constitute long-term assets rather than inventory because they are no longer being held for sale in the ordinary course of business. Rather, they are long-term assets dedicated to the specific use of supporting sales and marketing efforts as noted above.

The Company notes that ARB 43 provides:

The term inventory is used to designate the aggregate of those items of tangible personal property that (a) are held for sale in the ordinary course of

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April 27, 2006

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business (finished goods), (b) are in process of production for such sale (work in process), or (c) are to be currently consumed either directly or indirectly in the production of goods or services to be available for sale (raw materials and supplies). [ARB43, ch4, ¶3]

This definition of inventories excludes long-term assets subject to depreciation accounting or goods that, when put into use, will be so classified. In addition, a depreciable asset that is retired from regular use and held for sale shall not be classified as part of the inventory. [ARB43, ch4, ¶3]

•	Your policy of depreciating the carrying value of the consignment inventory does not appear to be consistent with Statement 6 of ARB 43, which requires you to record inventory at the lower of cost or market and further states that “market should not exceed the net realizable value.” Please tell us why you believe that your current depreciation policy is appropriate in GAAP.

The Company respectfully submits to the Staff that, as previously noted, the Company’s consignments do not meet ARB 43’s definition of inventory. Such assets represent other long-term assets. ARB 43 provides, “The cost of an asset is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles require that this cost be spread over the expected useful life of the asset in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the asset” (ARB 43, ch9C, ¶5). Accordingly, such assets are subject to depreciation over their useful lives. In determining an appropriate useful life for such assets, the Company applies its current depreciation policy for capital test systems that are capitalized in fixed assets for Research and Development and Production. These assets have a useful life of three years.

•	Tell us why it is appropriate to record the depreciation of consignment inventory as selling, general and administrative expense. Please note that the estimated reduction of the realizable value of inventory should normally be classified as part of cost of sales. Additionally, describe the basis for the 18 to 36 months useful life assigned to the consignment inventory.

As noted, the Company respectfully submits to the Staff that the Company consigns equipment in order to demonstrate the capabilities and functionality of the Company’s products and stimulate customer interest. Absent this activity, the Company believes that its customers would be slower to respond to new product offerings including new enhancements and, as a consequence, future revenue streams would decrease. The customers are under no obligation to purchase the evaluation units and infrequently do so. The Company believes that these activities are most clearly associated with sales and marketing and respectfully submits that the depreciation expense should not be classified as a cost of goods sold.

Mr. Gary Todd

April 27, 2006

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Notwithstanding our practice of depreciating these assets over 36 months, the Company determined that NPTest’s EXA product line was nearing the end of its economic life at the time of the NPTest acquisition. The depreciation period for those assets was determined to be 18 months.

Stock-Based Compensation, Page 72

5.	You disclosed that basic and diluted pro forma net loss per share for fiscal year 2004 and 2003 have been revised from the amounts disclosed in prior years. In your response and in future filings please disclose the changes that are made to the pro forma disclosures, including why those changes are appropriate. In addition, please quantify the impact of the revisions.

The Company respectively advises the Staff that, subsequent to the filing of the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2003, the Company determined that outstanding stock options as of October 31, 2003 were overstated due to delays in canceling stock options held by certain terminated employees in the Company’s stock option database. This inaccuracy resulted in the overstatement of pro forma stock option compensation expense by the amount of $38,000. This overstatement, when corrected, resulted in a decrease in the Company’s pro forma net loss for fiscal year 2003 of $0.01 because of the impact of rounding. The Company respectfully advises the Staff that to the extent this pro forma disclosure appears in future filings, the change will be disclosed.

The Company further advises the Staff that, subsequent to the filing of the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2004, the Company determined its calculation of the value of stock-based compensation inappropriately included stock options assumed in the Company’s acquisition of NPTest for the entirety of fiscal 2004 rather than for the period beginning May 29, 2004, the effective date of the acquisition. In addition, the Company determined that its data with respect to outstanding stock options was overstated due to delays in canceling stock options held by certain terminated employees. The impact of these errors overstated pro forma compensation expense by $5.8 million or increased the pro forma net loss by $0.08 per share. The Company respectfully advises the Staff that it will disclose this change in future filings.

None of the above items affected the Company’s GAAP results included in the Statement of Operations. Furthermore, the Company has taken corrective action to address the issues noted above.

Mr. Gary Todd

April 27, 2006

Page Eight

Note 2. Acquisitions, Page 75

6.	We see that the aggregate amount assigned to goodwill and other intangible assets resulting from your acquisition is significant in relation to the aggregate cost of acquiring NPTest. Please revise future filings to clearly identify the factors that contributed to a purchase price that resulted in a significant amount of goodwill.

In conformity with the Staff’s request, the Company will revise future filings to identify the factors that contributed to a purchase price that resulted in a significant amount of goodwill.

7.	We refer to the discussion of the contingent liability to Schlumberger Limited that you assumed in connection with the NPTest acquisition in May 2004. We see that you originally recorded a liability of $29 million and that the liability was subsequently adjusted to fair value at each accounting period, until a settlement of $9 million was reached in May 2005. During fiscal year 2004, you recorded $19 million of income due to a reduction in the liability as a result of the change in your stock price. Please tell us the basis for recording the changes in the liability in the results of operations. That is, tell us why this amount should not have been recorded as an adjustment to goodwill. Please support your accounting in GAAP.

Schlumberger Limited was the former parent of NPTest and was not a shareholder at the time of the acquisition by Credence. The Company determined that the contingent payment to Schlumberger Limited represented a pre-acquisition contingency as any amount to be paid would not be to one of the shareholders of NPTest at the time Credence purchased NPTest. Paragraph 40 (a) of FAS 141 requires that pre-acquisition contingencies be included in the purchase price allocation “If the fair value of the pre-acquisition contingency can be determined during the allocation period.”

The Company, with the assistance of a third party valuation specialist, considered the factors and information required to value the pre-acquisition contingency and concluded that it had such information at the time of the transaction closing date. The Company determined that no additional information was required in order to value the contingency at the close date. In accordance with paragraph 40 (a) of FAS 141, this pre-acquisition contingency was included in the allocation of the purchase price based on its fair value as determined at the closing date of the deal.

Paragraph 41 of FAS 141 notes that “after the end of the allocation period, an adjustment that results from a pre-acquisition contingency other than a loss carry forward shall be included in the determination of net income in the period in which the adjustment is determined.” In this case, the subsequent changes were a result of changing market conditions and not new information regarding the factors related to the valuation at the time the acquisition was consummated. During the allocation period, no new information was identified that indicated the factors used to value the liability

Mr. Gary Todd

April 27, 2006

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as of the transaction closing date were inappropriate or required refinement. Accordingly, any subsequent change in the fair value of the liability after the allocation was reflected in operations.

Note 3. Special Charges and Restructuring, Page 82

Special Charges – Cost of Goods Sold, Page 82

8.	Please tell us more about the accounting basis for the rollforward of special charges related to inventory impairment. Specifically discuss the nature of the line items, “lower of cost or market adjustment on fully reserved inventory” which appears to reduce your inventory reserve. Note that under SAB Topic 5-BB inventory reserves are permanent reductions of inventory cost that may not be released until the related inventory is sold or otherwise disposed.

When assessing the need for inventory reserves, the Company considers possible alternative future uses of the inventory components. In cases where no alternative future uses have been identified, and if the Company concludes that it is probable that the costs associated with the excess materials will not be recovered, then an appropriate write-down is recorded. The Company acknowledges that inventory reserves are permanent reductions of inventory cost that may not be released until the inventory is scrapped, sold or otherwise disposed of as noted in SAB Topic 5-BB. The Company tracks each special charge reserve by product line and does not release the reserve until the inventory is scrapped, sold or otherwise disposed of. Inventory is not written up under any circumstance. In addition, the Company monitors the inventories that have been written down but not scrapped, so if any of these items are sold, the related reserve is released. The impact on gross margins of such sales is tracked, and if significant, is disclosed in management’s discussion and analysis section of the Company’s filings.

The table in the financial statement footnotes summarizes the disposition of our inventory reserves during the noted fiscal years. The line item “Additional special charges” represents new inventory reserved that were recorded during the fiscal year. The line items “Scrapping” and “Sale of fully reserves inventory” track the amount of reserves released based on the respective disposition of the inventory. In certain instances, primarily for older discontinued product such as the Kalos and Octet/Quartet, the standard cost of the product is written down to its net carrying value, thereby eliminating the need for the reserve. Such recordkeeping adjustments are called “lower of cost or market adjustment on fully reserved inventory.” In these cases, the Company writes the standard costs down by netting the gross inventory cost against the existing reserves. There is no write up of the inventory value or release of the reserve to the Statement of Operations.

Mr. Gary Todd

April 27, 2006

Page Ten

Restructuring Charges, page 84

9.	We see that during October 2004 you adopted SFAS 112 for severance and related benefit costs. Please tell us in detail why your restructuring plans qualify for treatment under SFAS 112.

In connection with the restructuring plans, the Company provides a specific and consistent severance program with benefits based on the position/title and length of service of the employee. The Company’s post-employment program includes severance, COBRA and outplacement assistance. The program represents a SFAS 112, Employer’s Accounting for Post-employment Benefits, post employment benefit plan because the program has all of the following characteristics as outlined in paragraph 6 of the Standard:

•	The benefits are attributable to services already rendered;

•	The benefits vest (those for which the employer has an obligation to make payment even if an employee terminates; they are not contingent on an employee’s future service) or they accumulate (may be carried forward to a future period) in periods subsequent to when they are earned even though the amount that can be carried forward may be limited;

•	The benefits are probable of payment; and

•	The benefits are estimable.

Accordingly, the Company adopted and reported under the provisions of SFAS No. 112 with respect to severance costs associated with Credence’s restructuring activities.

Under SFAS 112, if one of the four criteria noted above is not met, then the costs of the benefits are recognized when payment becomes probable and the cost of providing the benefits becomes estimable. The Company records severance-related restructuring costs when it has a committed restructuring plan and therefore the related costs are probable and estimable.

10.	As a related matter, we see that recorded multiple restructuring charges related to the NPTest acquisition, including operating lease charges of $11.5 million in fiscal 2005 from vacating the former NPTest headquarters and $3.9 million of severance in connection with the NPTest acquisition. Please tell us why these charges were not recorded as part of the EITF 95-3 accrual.

In accounting for the restructuring charges related to the NPTest acquisition, the Company considered EITF 95-3. EITF 95-3 outlines the conditions when the costs associated with a plan to exit an activity of an acquired company should be recognized as a liability assumed as of the consummation date and included in the allocation of the acquisition costs.

Mr. Gary Todd

April 27, 2006

Page Eleven

The Company identified the NPTest facility located in Simi Valley, California as redundant at the time of the acquisition and consequently developed and executed a plan which met the requirements of EITF 95-3. As such, the costs related to the Simi Valley closure were accounted for in accordance with EITF 95-3. At that time, the Company had no further plans nor was it formulating any further plans to consolidate facilities or terminate employees of NPTest. As such, the criteria required by EITF 95-3 were not met by the Company with respect to the exit of the former NPTest headquarters in San Jose, California and the termination of related employees.

During the third quarter of fiscal 2004, the Company also terminated employees and wrote-off assets as part of merger integration activities. The employees and assets affected by these actions were to existing Credence activities and not those of NPTest. These costs were not eligible for accounting under EITF 95-3 and were recorded as a charge to operations.

A subsequent management review of the Company’s overall profitability concluded that a restructuring of overall operations was required for the Company to reach contemplated financial goals. These plans, which were initiated and completed more than one year after the acquisition, included the closure of the former NPTest headquarters. Plans also called for the termination of a number of employees. EITF 95-3 notes that “…with respect to exit plans and involuntary employee terminations and relocation plans, initial or revised plan actions that result from events occurring after the consummation date do not result in an element of cost of the acquired company.” As such, the Company concluded that the charges for these restructuring activities were not eligible for accounting under EITF 95-3 and were recorded as a charge to operations.

Form 8-K Dated March 2, 2006

11.	We note that you present a non-GAAP condensed statement of operations. That format may be confusing to investors as it reflects numerous non-GAAP measures, including non-GAAP cost of goods sold, non-GAAP gross margin, non-GAAP research and development expense, non-GAAP selling, general and administrative expense, non-GAAP operating income (loss), non-GAAP interest and other income, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), and non-GAAP net income (loss) per share. It is not clear whether management uses each of these non-GAAP measures or whether they are shown here as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-k, when you furnish information under that item you must provide all of the disclosures required by S-K Item 10(e)(1)(i) including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe each measure provides useful information to investors. We also refer you to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Mr. Gary Todd

April 27, 2006

Page Twelve

To eliminate investor confusion, please remove the pro forma statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

As we noted in our response to Comment 1, the Company believed that including the non-GAAP pro forma Statement of Operations provided additional useful disclosure to the Company’s shareholders regarding how the Company’s management evaluates its operating performance. Further, it is important to note that management used the pro forma Statement of Operations in understanding and conducting its business. However, in conformity with the Staff’s request, we will eliminate the non-GAAP pro forma Statement of Operations from future filings. To the extent we use any non-GAAP measures going forward, we will provide the disclosures required by S-K Item 10(e)(1)(i) and Question 8 of the FAQ.

Should any member of the Staff have any questions with respect to the foregoing response, please do not hesitate to contact the undersigned at (408) 635- 4334 or facsimile at (408) 635-4989.

Very truly yours,

/S/ JOHN BATTY John Batty
Senior Vice President & Chief Financial Officer
Credence Systems Corporation

cc:	Mr. Louis Canant, Securities and Exchange Commission

Mr. Dave Ranhoff, Credence Systems Corporation

Mr. Byron Milstead, Esq., Credence Systems Corporation

Mr. Henk Evenhuis, Credence Systems Corporation

Mr. Ed Grabowy, Ernst & Young LLP

Mr. Richard Scudellari, Esq., Morrison & Forester LLP